82-3733

TATA

3rd May 2004

RECEIVED

2004 MAY 19 P 3:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BJ/SH-L2/260

SUPPL

04030246

The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Pursuant to Clause 19 of the Listing Agreement, we have to inform you that a meeting of the Board of Directors of the Company will be held on Wednesday, 12th May 2004 to consider inter alia a proposal for raising of additional long-term resources for the Company's present and future needs, subject to such approvals as may be required.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

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